PROSPECTUS SUPPLEMENT NO. 3 (To Prospectus dated September 19, 2005)	Filed Pursuant to Rule 424(B)(3) Registration No. 333-124262

U.S. HELICOPTER CORPORATION
10,590,553 Shares of Common Stock

This prospectus supplement supplements the prospectus dated September 19, 2005 and filed with the Securities and Exchange Commission on September 20, 2005, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,590,553 shares of common stock of U.S. Helicopter Corporation (“U.S. Helicopter” or the “Company”).

The Company’s common stock began trading on April 18, 2006, which was the initial day of the Company’s quotation on the Over-the-Counter Bulletin Board under the symbol “USHP.OB” and has continued to trade since such time. Accordingly, the offering price at which the shares of common stock may be sold by the selling stockholders is market price rather than $0.75 per share.

In addition, this prospectus supplement revises the sections entitled “The Offering” and “Plan of Distribution” and replaces them in their entirety with the following sections.

THE OFFERING

This offering relates to the sale of common stock by certain persons who are stockholders of U.S. Helicopter. The selling stockholders consist of:

•	Cornell Capital Partners, L.P. (“Cornell Capital”), which intends to sell up to 7,344,830 shares of common stock to be issued upon conversion of a secured debenture (the “Convertible Debenture”) and 1,730,769 shares issued as a commitment fee pursuant to a Standby Equity Distribution Agreement.

•	Amir Elbaz, who intends to sell up to 494,505 shares of common stock, which were acquired from Cornell Capital.

•	Troy Rillo, who intends to sell up to 247,253 shares of common stock, which were acquired from Cornell Capital.

•	3B Group, Inc., which intends to sell up to 773,196 shares of common stock received in consideration of its efforts in assisting us to raise capital and to induce Cornell Capital to make an investment in us.

COMMON STOCK OFFERED	10,590,553 shares by selling stockholders. This equals 26.72% of our outstanding common stock as of April 1, 2006, assuming conversion of a $1,335,424 convertible debenture.

OFFERING PRICE	Market price.

COMMON STOCK OUTSTANDING BEFORE THE OFFERING	32,295,723 shares as of April 1, 2006

USE OF PROCEEDS	We will not receive any proceeds from the sale of the shares offered by the selling stockholders. Any proceeds we have received from the sale of the Convertible Debenture will be used for general working capital purposes. See “Use of Proceeds.”

RISK FACTORS	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."

Our common stock is quoted on the Over-the-Counter Bulletin Board maintained by the NASD under the symbol “USHP.OB”. On May 9, 2006, the last reported sale price of our common stock was $1.40 per share.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, if such stockholders are “underwriters,” these stockholders may not sell shares by relying on Rule 144.

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The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

If a selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

INDEMNIFICATION. We have agreed to indemnify Cornell Capital, its officers, directors, partners, attorneys, employees and agents from and against any and all losses, including reasonable attorneys’ fees and disbursements, arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by us in the SEDA or the Securities Purchase Agreement, (b) any breach of any covenant, agreement or obligation of us in the SEDA, Securities Purchase Agreement or other document contemplated thereby, (c) claims made against Cornell Capital arising from the SEDA or the Securities Purchase Agreement or other document contemplated thereby, (d) any untrue statement or omission of a material fact in a registration statement or post-effective amendment thereto, any blue sky filing or any final prospectus relating to the shares of common stock being registered pursuant to this registration statement or (e) any violation or alleged violation by us of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or applicable state securities laws relating to the shares being registered pursuant to this registration statement.

Certain selling stockholders have agreed to indemnify us against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, including any untrue statement of a material fact contained in this prospectus or an omission to state any material fact necessary to make the statements in this prospectus not misleading.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of U.S. Helicopter pursuant to the foregoing, or otherwise, U.S. Helicopter has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

STATUTORY UNDERWRITER. Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the SEDA. Cornell Capital will pay us 99% of the volume weighted average price of our common stock on the Over-the-Counter Bulletin Board or other principal trading market on which our common stock is traded for the five days immediately following the advance date. In addition, Cornell Capital will retain 5% of the proceeds received by us under the SEDA, and received a one-time commitment fee of 2,472,527 shares of our common stock in connection with the SEDA. In addition, 3B Group, Inc. received 773,196 shares of our common stock in consideration of its efforts in assisting us to raise capital and to induce Cornell Capital to make an investment in us. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us in connection with the SEDA. For its services, Newbridge Securities Corporation received 5,556 shares of our common stock. We are not registering in this offering the shares issued to Newbridge Securities Corporation or issuable to Cornell Capital pursuant to the SEDA, with the exception of the 2,472,527 shares originally issued to Cornell Capital as payment of a commitment fee.

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Cornell Capital Partners, L.P. was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

BLUE SKY LAWS. Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

COSTS OF REGISTRATION. We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $121,000. The offering expenses consist of: a SEC registration fee of $934.88, printing expenses of $10,000, accounting fees of $25,000, legal fees of $75,000 and miscellaneous expenses of $10,000. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders.

REGULATION M. The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. The selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

This prospectus supplement should be read in conjunction with the prospectus dated September 19, 2005 as filed with the Securities and Exchange Commission on September 20, 2005, the prospectus supplement dated April 17, 2006 as filed with the Securities and Exchange Commission on April 19, 2006, and the prospectus supplement dated April 20, 2006 as filed with the Securities and Exchange Commission on April 27, 2006 which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated September 19, 2005 and filed with the Securities and Exchange Commission on September 20, 2005, the prospectus supplement dated April 17, 2006 as filed with the Securities and Exchange Commission on April 19, 2006 or the prospectus supplement dated April 20, 2006 as filed with the Securities and Exchange Commission on April 27, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 10, 2006